Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 10.31.2025

1. Documents Uploaded:
   a. Form 7-R
2. Form SBSE-A/A being updated as follows:

   Schedule A – Victoria Worster removed as CFO

   Elisabeth Fedyna added as CFO

   Frederick Caillate added as Head of Business

   Sebastian Crapanzano as Head of Business